1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

BONNIE A. BARSAMIAN

bonnie.barsamian@dechert.com (212) 698-3520 Direct (212) 698-0459 Fax
January 12, 2010
Via EDGAR Correspondence and Federal Express
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-4631

Attn:	Terence O’Brien, Accounting Branch Chief Jenn Do, Staff Accountant Al Pavot, Staff Accountant Edward M. Kelly, Senior Counsel Dietrich A. King, Staff Attorney

Re:	H&E Equipment Services, Inc.

•   Form 10-K for the year ended December 31, 2008 filed March 4, 2009

•   Definitive Proxy Statement on Schedule 14A filed April 20, 2009

•   Form 10-Q for the quarter ended September 30, 2009 filed November 4, 2009

File No. 0-51759
Ladies and Gentlemen:
On behalf of H&E Equipment Services, Inc. (the “Company”), we are responding to the questions and comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to Ms. Leslie S. Magee dated December 10, 2009. For your convenience, the Staff’s comments are reprinted in this letter in bold, followed by the applicable responses.
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January 12, 2010 Securities and Exchange Commission Page 2
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
Risk Factors, page 12
Our senior secured credit facility and the indenture governing our senior unsecured notes contain covenants that limit our ability to finance future operations or capital needs, or to engage in other business activities, page 13
1.	In future filings containing risk factor disclosure of this type, please disclose whether you are in compliance with the applicable covenants.
Response:
In future filings, the Company will include the requested disclosure.
Critical Accounting Policies and Estimates, page 35
2.	We note the $15.9 million goodwill impairment charge recorded as of December 31, 2008. For those reporting units whose estimated fair value is not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, either individually or in the aggregate, could materially impact your operating results, please provide the following disclosures for each of these reporting units in future filings:
•	Identify the report unit(s).

•	The percentage by which fair value exceeds the carrying value as of the most recent step-one test.

•	The amount of goodwill.

•	A description of the assumptions that drive the estimated fair value.

•	A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

January 12, 2010 Securities and Exchange Commission Page 3
If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.
Response:
The Company responds to the Staff comment as follows:
The $15.9 million impairment charge related to two 100% impairment charges for our New Equipment Sales and Service Revenues reporting units. On October 1, 2008, our annual impairment testing date, the estimated fair value for our four remaining reporting units substantially exceeded their respective carrying values. Since our annual impairment testing date in 2008, and pursuant to ASC 350-20-35, we did not experience any indicators of impairment nor did we conduct any additional goodwill impairment testing through our third quarter ended September 30, 2009.
We note the Staff’s comments and in our 2009 Form 10-K we will, as appropriate, provide the disclosures requested. For the information of the Staff, our disclosure under “Critical Accounting Policies and Estimates” in our 2009 Form 10-K will substantially mirror, as appropriate for the fiscal 2009 reporting period, the below discussion drafted in the context of our year ended December 31, 2008:
Critical Accounting Policies and Estimates
Goodwill. We have made acquisitions in the past that included the recognition of goodwill. Pursuant to ASC Topic 350, Intangibles-Goodwill and Other, we record as goodwill the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Goodwill is tested for impairment annually or more frequently if triggering events occur or other impairment indicators arise which might impair recoverability. Impairment of goodwill is evaluated at the reporting unit level. A reporting unit is defined as an operating segment (i.e. before aggregation or combination), or one level below an operating

January 12, 2010 Securities and Exchange Commission Page 4
segment (i.e. a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. Pursuant to ASC Topic 350 and ASC Topic 280, Segment Reporting, and other relevant guidance, we have identified two components within our Rental operating segment (Rental Component 1 and Rental Component 2) and have determined that each of our other operating segments (New Equipment, Used Equipment, Parts and Service) represent a reporting unit, resulting in six total reporting units.
We review goodwill for impairment utilizing a two-step process. The first step of the impairment test is to determine whether the fair value of our goodwill reporting units is greater than their carrying value. If so, there is no indication of impairment and a second step is not performed. However, if the fair value of a reporting unit is less than its carrying value, then a second step is performed whereby we determine the implied fair value of goodwill, which is compared to its carrying value, to measure the amount of impairment, if any.
For purposes of performing step one of the impairment test for goodwill, we estimate the fair value of our reporting units using a discounted cash flow analysis and/or by applying various market multiples. The principal factors used in the discounted cash flow analysis are our internal projected results of operations, weighted average cost of capital (“WACC”) and terminal value assumptions.
Our internal projected results of operations serve as key inputs for developing our cash flow projections for a planning period of twelve years. Beyond this period, we also determine an assumed long-term growth rate representing the expected rate at which a reporting unit’s earnings stream is expected grow. These rates are used to calculate the terminal value of our reporting units and are added to the cash flows projected during the twelve year planning period. In connection with our fourth quarter 2008 goodwill impairment testing, we utilized a long-term growth rate of three percent, which we believe is reasonable. The WACC is an estimate of the overall after-tax rate of return required by equity and debt holders of a business enterprise and represents the expected cost of new capital likely to be used by market participants. The WACC is used to discount our combined

January 12, 2010 Securities and Exchange Commission Page 5
future cash flows. In connection with our 2008 goodwill impairment testing, we utilized a WACC of between 12.0% to 16.5%, which we believe is reasonable.
During the fourth quarter of 2008, and as further discussed in note 2 to our consolidated financial statements, we recognized an aggregate non-cash goodwill impairment charge of $15.9 million. The $15.9 million impairment charge related to two of our six reporting units. Specifically, we recorded an $8.8 million impairment charge to our New Equipment Sales reporting unit and a $7.1 million impairment charge related to our Service Revenues reporting unit. Both impairment charges represented a 100% write down of the pre-impairment charge carrying value for each reporting unit. As of December 31, 2008, our remaining goodwill was comprised of the following carrying values of four reporting units (amounts in thousands):

Carrying
Value at
Reporting Unit	12/31/08

Equipment Rentals Component 1	$8,972
Equipment Rentals Component 2	20,427
Used Equipment Sales	6,712
Parts Sales	6,880

Total Goodwill	$42,991

As of our most recent goodwill impairment test, the estimated fair value of our four reporting units exceeded its carrying value by the following respective percentages:

January 12, 2010 Securities and Exchange Commission Page 6

% Excess of
Estimated
Fair Value
over Carrying
Reporting Unit	Value

Equipment Rentals Component 1	25.7%
Equipment Rentals Component 2	28.1%
Used Equipment Sales	135.2%
Parts Sales	54.5%

Total	32.3%

The inputs and variables used in determining the fair value of a reporting unit require management to make certain assumptions regarding the impact of operating and macroeconomic changes as well as estimates of future cash flows. Our estimates regarding future cash flows are based on historical experience and projections of future operating performance, including revenues, margins, and operating expenses. These estimates involve risk and are inherently uncertain. Changes in our estimates and assumptions could materially affect the determination of fair value and/or the amount of goodwill impairment to be recognized. However, we believe that our estimates and assumptions are reasonable and represent our most likely future operating results based upon current information available. Future deterioration in the macroeconomic environment, adverse changes within our industry, further deterioration in our common stock price, downward revisions to our projected cash flows based on new information or other factors, some of which are beyond our ability to control, could result in a future impairment charge that could materially impact our future results of operations and financial position in the reporting period identified.

January 12, 2010 Securities and Exchange Commission Page 7
Liquidity and Capital Resources, page 49
Senior Secured Credit Facility, page 50
3.	In future filings, please provide a materially complete discussion and analysis of the financial covenants in your credit facility and address whether you are in compliance with them.
Response:
In future filings, the Company will include the requested disclosure.
4.	In future filings, please include a materially complete description of your senior unsecured notes.
Response:
In future filings, the Company will include the requested disclosure.
Disclosure Controls and Procedures, page 99
5.	We note the disclosure in the second paragraph that H&E Equipment Services’ principal executive officer and principal financial officer have concluded that its disclosure controls and procedures are effective “to provide reasonable assurance that material information...is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.” This description does not conform fully to the definition in Rules 13a-15(e) and 15d-15(e) under the Exchange Act because it does not indicate that H&E Equipment Services’ principal executive officer and principal financial officer have concluded that its disclosure controls and procedures are effective in ensuring that information required to be disclosed is accumulated and communicated to management, including the principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. Please revise in future filings. Alternatively, you may simply state that your certifying officers concluded

January 12, 2010 Securities and Exchange Commission Page 8
on the applicable dates that your disclosure controls and procedures were effective.
Response:
In future filings, the Company will revise such disclosure to state that the certifying officers concluded on the applicable dates that the Company’s disclosure controls and procedures were effective.
Exhibits 31.1 and 31.2
6.	We note that the certifying individuals included their titles in the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K and that the titles of the certifying individuals were included also in the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K in exhibits 31.1 and 31.2 to the September 30, 2009 10-Q. In future filings, please do not include their titles in the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K.
Response:
In future filings, the Company will not include the titles of the certifying officers in the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K.
DEFINITIVE PROXY STATEMENT FOR 2009 ANNUAL MEETING
Compensation Discussion and Analysis, page 19
General
7.	We note your disclosure that in setting compensation for 2008 the committee “review[ed] market data for comparable equipment companies” and took into account the report provided by your compensation consultant. With a

January 12, 2010 Securities and Exchange Commission Page 9
view towards future disclosure, please provide us more information about how the committee used surveys and other comparative compensation data in connection with its 2008 compensation decisions for your named executive officers.
Response:
When determining base salaries for the Company’s CEO, COO and CFO, the Compensation Committee of the Company’s Board of Directors (the “Committee”) reviewed compensation data from seven equipment companies as identified in CD&A on page 20 of the Company’s proxy statement. The Committee used this information only in a general sense to gauge the range of base salary levels of executive officers at the identified peer group companies in order to confirm the reasonableness of the base salaries of the Company’s CEO, COO and CFO. As noted in the CD&A, the Committee did not use this data to establish or maintain any specific percentiles for compensating the Company’s executive officers.
The Committee also retained a compensation consultant to perform a competitive pay assessment of the Company’s CEO, COO and CFO compensation. As described in CD&A, this report provided competitive market data for 13 equipment companies as identified in CD&A on page 20. The Committee set base salaries for the NEOs prior to receipt of this report and did not rely on this report in setting 2008 salaries. The report confirmed that the base salaries of the CEO, COO and CFO were below general industry norms and base salaries at the companies identified. The Committee determined that it would seek over time to make the compensation of the CEO, COO and CFO more competitive, but did not change the previously determined base salaries. In considering 2008 bonuses and equity awards for the CEO, COO and CFO, the Committee took into account the Report in a general sense to note that the Company’s NEOs were under compensated relative to their peers.
Base Salaries, page 21
Consideration of 2008 Base Salaries, page 21
8.	We note your disclosure that the committee made its base salary determinations for 2008 based, in part, upon performance. With a view

January 12, 2010 Securities and Exchange Commission Page 10
towards future disclosure, for each named executive officer please provide us a reasonably detailed summary of any individual, corporate, business unit, or other relevant performance that the committee considered in connection with its 2008 base salary decisions for your named executive officers.
Response:
The Committee set 2008 base salaries for the NEOs at the end of 2007, and took into consideration the Company’s overall strong financial performance in recent years. In making its 2008 base salary decisions, the Committee credited the NEOs collectively as a management team in helping the Company achieve these results, rather than identifying any individual performance metrics for any of the NEOs.
Annual Bonuses, page 21
Consideration of 2008 Annual Bonus, page 21
9.	We note your statement on page 22 that the “Company does not publicly disclose specific internal income or operation objectives due to the competitive nature of its industry.” For future filings, please note that if a performance target is material to an understanding of your compensation policies and decisions for your named executive officers, when, for example, you have paid incentive compensation based on the achievement of performance targets, we believe that target should be disclosed. The only basis for withholding the disclosure of such a target is contained in Instruction 4 to Item 402(b) of Regulation S-K. Please refer to Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website. Please note that generalized concerns about competitive conditions within an industry typically do not support a claim for substantial competitive harm under the applicable legal standards.

January 12, 2010 Securities and Exchange Commission Page 11
Response:
We note the Staff’s comments above. Also, for the information of the Staff, in light of the challenging global economic conditions, no bonuses are expected to be paid to the NEOs for 2009 and accordingly, no performance targets are being utilized for 2009 incentive compensation.
10.	We note your statement on page 22 that the “Committee determined, in its discretion, that in light of the Company’s solid performance despite the economic downturn, the contributions of executive management to that performance and the fact that base salaries were below market, bonuses should be paid to Mr. Engquist, Ms. Magee and Mr. Barber.” With a view towards future disclosure, please provide us a materially complete description and analysis of the performance and contributions the committee considered in deciding to award bonuses to Mr. Engquist, Ms. Magee, and Mr. Barber for 2008. For example, for each named executive officer, please describe the individual contributions that the committee considered. In addition, with a view towards future disclosure, please provide us a materially complete description and analysis of how the committee determined the specific dollars amounts of the bonuses paid to your named executive officers for 2008.
Response:
In deciding to award bonuses for 2008 to the CEO, COO and CFO, the Committee considered the strong financial performance of the Company despite the economic downturn and its impact on the Company’s business. As noted in the CD&A, 2008 guidelines for ROGNA and EPS levels were set at the end of 2007 and the Committee felt that such guidelines were not realistic aspirational benchmarks in light of the effects of the rapid deterioration of the global economy. The Company achieved solid financial results in 2008, such as generating strong cash flow, reducing capital expenditures, reducing debt and implementing workforce reductions, and the Committee believed that the NEOs should receive bonus compensation. The Committee did not identify any individual performance metrics or specific individual contributions for any of the NEOs, but considered the NEOs’ overall performance crediting them collectively as a

January 12, 2010 Securities and Exchange Commission Page 12
management team in helping the Company achieve these results in the face of very challenging conditions. In awarding bonuses to the CEO, COO and CFO, the Committee also took into account the need to provide sufficient incentives to retain and continue to motivate them in achieving successful results, particularly in a difficult economic environment.
In determining the specific dollar amounts of the bonuses paid to the NEOs, the Committee looked at the actual ROGNA and EPS levels achieved, and the ROGNA and EPS guidelines. While the Committee firmly believed that the bonus guidelines were not realistic or appropriate aspirational benchmarks in light of the economic downturn and its impact on the Company’s business, the Committee also recognized that 2008 bonuses should be lower than the bonuses paid in 2007 since the Company’s financial performance, although solid, was relatively lower than in 2007. 2008 ROGNA was approximately 30% less than 2007 ROGNA so the ROGNA related portion of the bonus reflected this percentage reduction. For the EPS related portion of the bonus the Committee looked at the 2007 EPS related bonus awards and reduced them by approximately 35-50%.
Long-Term Incentives, page 23
11.	We note your statement on page 23 that “[w]hether grants are made and the type and size of any grants are based upon Company and individual performance, position held, years of service, level of experience and potential of future contribution to the Company’s success.” With a view towards future disclosure, please provide us a materially complete description and analysis of the factors, including but not limited to company and individual performance, that the committee considered in making its long-term incentive award decisions for your named executive officers for 2008. In addition, with a view towards future disclosure, please provide us a materially complete description and analysis of how the committee determined the size of the long term incentive awards made to your named executive officers for 2008.

January 12, 2010 Securities and Exchange Commission Page 13
Response:
In making its long-term incentive award decisions for the NEOs in 2008, the Committee considered the Company’s achievement of solid financial results in 2008 in the face of challenging economic conditions, and credited the NEOs collectively as a management team in helping the Company achieve these results in a difficult economic environment. The Committee also considered that long-term incentive compensation for the NEOs was below market, and the Committee felt that equity incentive awards are an important and desirable component of executive compensation in order to more closely align the long-term interests of stockholders and executives.
The Committee determined the size of the long-term incentive awards based on a determined percentage of each NEO’s base salary, and awarded shares of restricted stock that had a fair market value on the date of grant that approximated such amount. The Committee had established maximums for restricted stock grants to the CEO, COO and CFO of 47.5%, 38% and 38% of their respective base salaries. The Committee determined to make a restricted stock grant to the CEO that would be approximately 35% of the restricted stock grant maximum established for the CEO. The Committee determined to make a restricted stock grant to each of the COO and CFO that would be approximately 50% of their respective restricted stock grant maximums.
Summary Compensation Table, page 25
12.	In future filings, for values disclosed in the stock awards and option awards columns please include a footnote disclosing all assumptions made in the valuation. You may provide the assumptions by reference to a discussion of the assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis disclosure. Please refer to the Instructions to Item 402(c)(2)(v) and (vi) of Regulation S-K.
Response:
For the information of the Staff, there were no assumptions in the valuation of the stock awards. As disclosed in footnote (3) to the Summary Compensation Table, the fair value

January 12, 2010 Securities and Exchange Commission Page 14
of all the awards is equal to the market price of our common stock on the date of grant. Since all stock awards were in the form of restricted stock and as also disclosed, all the stock awards vest over a three year period, the amount of compensation expense reflected in the “Stock Awards” column of the Summary Compensation Table is simply the number of restricted shares of our common stock granted multiplied by the closing price on the date of grant and expensed pro rata over the three year vesting period for the applicable fiscal year. The Company also disclosed that the amounts in the Summary Compensation Table do not reflect estimated forfeitures and that there were no restricted stock award forfeitures for the fiscal periods presented. Accordingly, the Company complied with the Instructions to Item 402(c)(2)(v) of Regulation S-K (please be advised that Item 402(c)(2)(vi) of Regulation S-K was not applicable as there were no awards of options). In future filings, to the extent there are any assumptions made in the valuation, the Company will include appropriate disclosure.
FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009
(6) Closed Branch Facility Charges, page 13
13.	We note your disclosure that during the nine months ended September 30, 2009, you closed or consolidated four branches. Section 501.12.b.3 of the Financial Reporting Codification and Item 303(a)(3)(ii) of Regulation S-K requires the disclosure of known trends, uncertainties or other factors that will result in, or are reasonably likely to result in, any material impairment charges in future periods. Such disclosure should identify the negative factors that may impact asset recoverability. In future filings please disclose in MD&A the carrying value of the assets associated with branches under consideration for potential closure, so readers can understand the assets at risk.
Response:
For the information of the Staff, the carrying values of a branch’s assets are substantially comprised of rental fleet, and new and used equipment inventories. As disclosed in footnote (6) to the Company’s condensed consolidated financial statements, branches with unfavorable long-term prospects are closed and the rental fleet and new and used

January 12, 2010 Securities and Exchange Commission Page 15
equipment inventories at those branches are deployed to other branches within the Company’s geographic footprint where demand is higher. Thus, impairment considerations pursuant to ASC 360, Property, Plant, and Equipment, generally only relate to the remaining long lived assets at branch locations, which consist primarily of unamortized leasehold improvements and the remaining carrying value of machinery and equipment.
When a branch is closed, the Company also recognizes exit costs pursuant to ASC 420, Exit or Disposal Cost Obligations, which include, but are not limited to, the following: (a) one-time termination benefits; (b) contract termination costs, including costs that will continue to be incurred under operating leases that have no future economic benefit; and (c) other associated costs. These exit costs typically consist of the remaining operating lease obligation related to the property upon which our branch is located.
The Company continuously monitors and identifies branch facilities with revenues and operating margins that consistently fall below Company performance standards, as disclosed in footnote (6). Once identified, the Company continues to monitor these branches to determine if operating performance can be improved through various initiatives, including strategic and marketing initiatives, among others, or if the performance is attributable to economic factors unique to the particular market with unfavorable long-term prospects. As stated above, branches with unfavorable long-term prospects are closed. As of the filing of the Company’s September 30, 2009 Form 10-Q, the Company had not identified other branches for closure.
In future filings the Company will include more robust disclosure related to branches deemed to have a more than likely probability of closing when the associated costs pursuant to ASC 360 and ASC 420 are expected to be material.
Management’s Discussion and Analysis, page 20
14.	We note that quarterly gross profit percentage has decreased steadily the past five quarters ending September 30, 2009, and annual gross profit percentage has decreased steadily the last three years ending December 31, 2008. In your December 31, 2009 Form 10-K, please address this downward trend. Disclose whether this trend is expected to continue and the specific

January 12, 2010 Securities and Exchange Commission Page 16
competitive and business factors that constrain management’s ability to reverse this trend.
Response:
The Company responds to the Staff comment as follows:
Our discussion of comparative gross profit percentages in MD&A of our Form 10-Q for the quarterly period ended September 30, 2009, does indicate the factors related to the various specific period-to-period gross profit percentage declines. Further, on page 29 of our September 30, 2009 Form 10-Q under the heading, “Results of Operations”, we also state the following: “The revenue and gross margin period-to-period comparisons below have been negatively impacted in the current year by lower customer demand resulting from several factors, including: (i) the decline in construction and industrial activities; (ii) the current macroeconomic downturn; and (iii) unfavorable credit markets affecting end-user access to capital. Continued weakness or further deterioration in the non-residential construction and industrial sectors could have a material adverse effect on our financial position, results of operations and cash flows in the future. We continue to proactively respond to the economic slowdown through various operational and strategic measures, including closing underperforming branches and redeploying rental fleet assets to existing branches with higher demand or opening branches in new markets where demand is higher; minimizing capital expenditures; reducing headcount; implementing cost reduction measures throughout the Company; and using the excess cash flow resulting from our planned reduction in capital expenditures to repay outstanding debt.”
We note the Staff’s comment that we did not discuss in our third quarter 2009 Form 10-Q the gross margin percentage declines in terms of a trend. While this decline was largely being driven by the factors discussed in the above paragraph, it is difficult to forecast or predict with any specific certainty whether it is expected to continue or when any, all or some combination thereof, of the competitive and business factors that impact our business will result in either (i) a further deterioration in our gross margins, (ii) a decrease in the rate of gross margin decline, (iii) a stabilization of our gross margins, or (iv) an improvement in gross margins. In our December 31, 2009 Form 10-K, we will address the downward trend in gross margins, as appropriate, while providing appropriate context on the specific competitive and business factors that constrain management’s ability to reverse the trend.

January 12, 2010 Securities and Exchange Commission Page 17
15.	We note the statements that:
•	“The risks described in our Annual Report on Form 10-K are not the only risks facing our Company.”

•	“Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.”
Since H&E Equipment Services is required to disclose all risks that it believes are material at this time, please delete these statements in future filings.
Response:
In future filings, the Company will revise the disclosure as requested.
* * * *
The Company makes the requested acknowledgements contained in the Staff’s letter.
If you have any questions regarding this letter, please contact the undersigned at 212.698.3520 or Leslie Magee, Chief Financial Officer of the Company, at 225.298.5261.
Very truly yours,
/s/ Bonnie A. Barsamian

Bonnie A. Barsamian

cc:	Leslie S. Magee Scott Bozzell Sara Bucholtz